March 6, 2019

Matthew Kane
President and Chief Executive Officer
Precision BioSciences, Inc.
302 East Pettigrew St., Suite A-100
Durham, NC 27701

       Re: Precision BioSciences, Inc.
           Registration Statement on Form S-1
           Filed on March 1, 2019
           File No. 333-230034

Dear Mr. Kane:

        We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1 filed March 1, 2019

Capitalization, page 85

1. It is apparent from the accumulated deficit amount presented in the pro forma column of your capitalization table that you do not anticipate a beneficial conversion feature (BCF)
       charge associated with the issuance and/or conversion of your 2019 Notes. Given the variability of the conversion price as disclosed on page F-34, please tell us your consideration for any BCF or contingent BCF associated with these notes. Reference for us the authoritative literature you rely upon to support your position.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Matthew Kane
Precision BioSciences, Inc.
March 6, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mark Brunhofer at (202) 551-3638 or Mary Mast at (202) 551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Joseph McCann at (202) 551-6262 with any other questions.



FirstName LastNameMatthew Kane                             Sincerely,
Comapany NamePrecision BioSciences, Inc.
                                                           Division of
Corporation Finance
March 6, 2019 Page 2                                       Office of Healthcare
& Insurance
FirstName LastName